P,E, 2/1/02

There are a total of 12 Pages Contained in this manually signed Original and any Exhibits or Attachments Hereto.

02017073

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2002

ATTUNITY LTD.

(Name of Registrant)

Einstein Building, Tirat Carmel, Haifa, Israel 39101
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.

ATTUNITY LTD.

6-K Items

1. Attunity Ltd. Notice of and Proxy Statement for Extraordinary Meeting of Shareholders to be held March 24, 2002.

2. Attunity Ltd. Proxy Card for Extraordinary Meeting.

ITEM 1

ATTUNITY LTD.

Einstein Building
Tirat Carmel, Haifa, 39101 Israel

NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS

February 20, 2002

Attunity Ltd. Shareholders:

We cordially invite you to an Extraordinary Meeting of Shareholders. It will be held at 10 a.m. on Sunday, March 24, 2002 at our offices at the Einstein Building, Tirat Carmel, Haifa, Israel.

The purpose of the meeting is to consider and vote upon the following matter:

1. Ratification of the sale of an aggregate of 3,846,156 of our ordinary shares, par value NIS 0.1 per share, and warrants to purchase an aggregate of an additional 3,846,156 ordinary shares to Special Situations Fund III, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P. and Special Situations Cayman Fund, L.P. in a private placement.

The Board of Directors recommends that you vote in favor of the proposal, which is described in the attached Proxy Statement.

You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,

Arie Gonen,
Chairman

By Order of the Board of Directors
Shlomo Baumgarten, Corporate Secretary

PROXY STATEMENT

This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Attunity Ltd. to be voted at the Extraordinary Meeting of Shareholders, or the Meeting, to be held on Sunday, March 24, 2002 and any adjournment thereof. This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about February 22, 2002.

Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the proposal set forth in Item 1. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

As of February 20, 2002, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 14,580,160 ordinary shares, of such shares, the 3,846,156 ordinary shares held by Special Situations Fund III, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P. and Special Situations Cayman Fund, L.P., collectively the Investors, will not be voted. Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.1 per share. According to our Articles of Association, the quorum at the Meeting shall be two shareholders present in person or by proxy, holding or representing one third of the total voting rights in the company. If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week at the same time and place or any time and hour as the Directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the Meeting, any two shareholders present in person or by proxy shall be a quorum. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time and no further notice of the adjourned meeting will be given to shareholders. An affirmative vote of the holders of a majority of the ordinary shares represented at the Extraordinary Meeting, in person or by proxy and voting thereon is required to approve Item 1. Our management has obtained proxies from several large investors holding 50.6% of the shares eligible to vote at the Meeting that are in favor of the resolution ratifying the transaction with the Investors. As a result, we believe that the resolution will be approved.

Abstentions and broker "non-votes" are not counted in determining the outcome of the matter being acted upon. They are counted only for determining a meeting quorum. A broker "non-vote" occurs when a nominee holding ordinary shares of our company for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting.

6

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of February 20, 2002, regarding the beneficial ownership by (i) each of our directors, (ii) all shareholders known to us to own beneficially more than 5% of our ordinary shares and (iii) all directors and executive officers as a group:

	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Arie Gonen	1,298,000(3)	8.9%
Roni Ferber	9,967(4)	*
Stephen J. Kohn	16,634(5)	*
Paul T. MacKay	100,000(6)	*
Dov Biran Holding Ltd.	863,720	5.9
Special Situations Fund III, L.P.**	4,154,112(7)(8)	24.9
Special Situations Private Equity Fund, L.P.**	1,846,000(9)(10)	11.9
Special Situations Technology Fund, L.P.**	923,000(11)(12)	6.1
Special Situations Cayman Fund, L. P.**	769,200(13)(14)	5.1
All directors and executive officers as a group (6 persons)	1,483,935(15)	10.0%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of February 20, 2002 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) Based on 14,580,160 ordinary shares issued and outstanding as of February 20, 2002.

(3) Includes 48,000 ordinary shares subject to currently exercisable options.

(4) Includes 6,633 ordinary shares subject to currently exercisable options.

(5) Shares subject to currently exercisable options.

(6) Shares subject to currently exercisable options.

(7) Includes 1,557,792 ordinary shares currently issuable upon exercise of Series A Warrants exercisable at $1.75 per share.

(8) Includes 519,264 ordinary shares currently issuable upon exercise of Series B Warrants exercisable at $2.25 per share.

(9) Includes 692,250 ordinary shares currently issuable upon exercise of Series A Warrants exercisable at $1.75 per share.

(10) Includes 230,750 ordinary shares currently issuable upon exercise of Series B Warrants exercisable at $2.25 per share.

(11) Includes 346,125 ordinary shares currently issuable upon exercise of Series A Warrants exercisable at $1.75 per share.

(12) Includes 115,375 ordinary shares currently issuable upon exercise of Series B Warrants exercisable at $2.25 per share.

(13) Includes 288,450 ordinary shares currently issuable upon exercise of Series A Warrants exercisable at $1.75 per share.

(14) Includes 96,150 ordinary shares currently issuable upon exercise of Series B Warrants exercisable at $2.25 per share.

(15) Includes 230,601 ordinary shares subject to currently exercisable options.

* Less than 1%

** MGP Advisors Limited is the general partner of Special Situations Fund III, L.P. AWM Investment Company, Inc. is the general partner of MGP Advisors Limited and the general partner of and investment adviser to Special Situations Cayman Fund, L.P. SST Advisers, L.L.C. is the general partner of and investment adviser to Special Situations Technology Fund, L.P. MG Advisers, L.L.C. is the general partner of and investment adviser to Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP Advisers Limited, AWM Investment Company, Inc., SST Advisers, L.L.C. and MG Advisers, L.L.C. and are principally responsible for the selection, acquisition and disposition of the portfolio securities by each investment adviser on behalf of its fund.

RATIFICATION OF THE SALE OF ORDINARY SHARES AND WARRANTS TO THE SPECIAL SITUATIONS FUNDS

(Item 1 on the Proxy Card)

On October 16, 2001, Attunity's Board of Directors approved and Attunity entered into a stock purchase agreement, or the Purchase Agreement, with the Investors. Pursuant to the Purchase Agreement, the Investors purchased an aggregate of 3,846,156 ordinary shares for $5 million or $1.30 per share. The purchase price per share was in excess of the then prevailing bid price of $1.26 per share and the net tangible book value per share as of September 30, 2001. In addition, the Investors acquired (i) Series A Warrants to purchase an aggregate of 2,884,617 ordinary shares at an exercise price of $1.75 per share expiring on October 16, 2005, and (ii) Series B Warrants to purchase an aggregate of 961,539 ordinary shares at an exercise price of $2.25 per share expiring on October 16, 2005. Should all of the warrants be exercised, we will receive an additional $7,211,542 in proceeds. The warrants contain certain anti-dilution provisions that would reduce the exercise price of the warrants in the event that we issued securities at a price below the exercise prices of the warrants. Pursuant to the Purchase Agreement, we agreed to provide the Investors with the right to designate one director for election to our Board of Directors and to file a Registration Statement with the Securities Exchange Commission to register the resale of the ordinary shares issued to the Investors and the ordinary shares issuable upon exercise of the warrants. The Investors have not sought to exercise their right to designate a director.

When we entered into the Purchase Agreement with the Investors, we were in urgent need of additional working capital. After a lengthy process of contacting numerous institutional investors and other financing sources, we determined that the transaction with the Investors provided the most beneficial financial package to our company with the least possible dilution to our existing shareholders. At such time, the Investors and we believed that the transaction complied with the applicable standards established by the Nasdaq Stock Market. Prior to the issuance of the securities, the Nasdaq staff informally indicated that the transaction conformed to Nasdaq standards. Subsequently, we were informed by the Nasdaq staff that they deemed the transaction not to be in compliance with the Nasdaq Rules since it was their view that (i) the transaction was a sale of a controlling interest in our company; (ii) that the sales price per ordinary share was below our book value at the time of issuance; and (iii) that the exercise price of the warrants could ultimately be lower than the market price for our ordinary shares at the time of exercise in the event that a future dilutive issuance of securities triggers the anti-dilution provisions of the warrants. As a consequence, it is the view of the Nasdaq staff that the transaction required prior shareholder approval.

In order to cure the deemed violation of the Nasdaq Rules and prevent the delisting of our ordinary shares from the Nasdaq Stock Market, the Nasdaq staff requested that we seek shareholder ratification of the transaction and obtain a lock-up agreement from the Investors whereby they agree not to vote, transfer or gain any financial benefit from the securities issued to them until such time as shareholder approval is obtained. Although neither we nor the Investors believed that the transaction was in fact violative of the Nasdaq Rules, we are complying with the determination of the Nasdaq staff and have entered into a lock-up agreement and are seeking shareholder approval at this time.

Our Board of Directors is of the unanimous opinion that this transaction was crucial for our company's financial security and continuing viability and was in our best interest and that of our shareholders. In the event our shareholders do not ratify this transaction, the result will be calamitous for our company. Our shares may lose their liquidity and may no longer be traded on a recognized securities market, and the Investors may seek recession of the transaction and substantial damages. Accordingly, our Board of Directors unanimously recommends a vote in favor of the resolution.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

> "RESOLVED, that the Stock Purchase Agreement dated October 17, 2001 by and between Attunity Ltd. and Special Situations Fund III, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P. and Special Situations Cayman Fund, L.P. for an aggregate of 3,846,156 ordinary shares, par value NIS 0.1 per share, of Attunity, and warrants issued pursuant to the Stock Purchase Agreement to purchase an aggregate of an additional 3,846,156 ordinary shares, be and hereby is ratified and approved."

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Extraordinary Meeting other than those specifically set forth in the Notice of the Extraordinary Meeting and knows of no matters to be brought before the Extraordinary Meeting by others. If any other matters properly come before the Extraordinary Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

By Order of the Board of Directors.

Shlomo Baumgarten
Corporate Secretary

Dated: February 20, 2002

ITEM 2

ATTUNITY LTD.

Einstein Building
Tirat HaCarmel, Haifa 39101, Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Arie Gonen and Shlomo Baumgarten, or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of Attunity Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary Meeting of Shareholders of the Company to be held on March 24, 2002 at 10:00 a.m. at the offices of the Company, Einstein Building, Tirat HaCarmel, Haifa 39101, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Extraordinary Meeting (receipt of which is hereby acknowledged):

(Continued and to be signed on reverse side)

Please date, sign and mail your proxy card back as soon as possible!

Extraordinary Meeting of Shareholders
ATTUNITY LTD.

March 24, 2002

Please Detach and Mail in the Envelope Provided

A [X] Please mark your votes as in this example.

	FOR	AGAINST	ABSTAIN
(1) Ratification of the sale of an aggregate of 3,846,156 of the Company's ordinary shares, par value NIS 0.1 per share, and warrants to purchase an aggregate of an additional 3,846,156 ordinary shares to Special Situations Fund III, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P. and Special Situations Cayman Fund, L.P. in a private placement.	[ ]	[ ]	[ ]

THIS PROXY WILL BE VOTED AS SPECIFIED ABOVE. UNLESS OTHERWISE INDICATED, THIS PROXY WILL BE VOTED FOR APPROVAL OF PROPOSAL 1 SET FORTH ABOVE.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

Signature(s)________________ ________________ Dated ________, 2002
SIGNATURES, IF HELD JOINTLY

NOTE: (Please sign exactly as name(s) appear(s) hereon. When signing as attorney, executor, administrator, trustee, guardian, or as an officer signing for a corporation, please give full title under signature.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.
(Registrant)

By: ______________________
Paul MacKay
Chief Executive Officer

Date: February 22, 2002